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Exhibit 12

NIKE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended May 31,
	2001	2000	1999	1998	1997
	(in millions)
Net income	$589.7	$579.1	$451.4	$399.6	$795.8
Income taxes	331.7	340.1	294.7	253.4	499.4

Income before income taxes	921.4	919.2	746.1	653.0	1,295.2

Add fixed charges
Interest expense(A)	67.1	49.8	51.0	66.5	55.1
Interest component of leases(B)	50.7	48.5	43.2	43.2	28.0

Total fixed charges	117.8	98.3	94.2	109.7	83.1

Earnings before income taxes and fixed charges(C)	$1,030.8	$1,012.7	$833.4	$756.2	$1,375.5

Ratio of earnings to total fixed charges	8.75	10.30	8.85	6.89	16.55

(A)
Interest expense includes interest both expensed and capitalized.

(B)
Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.

(C)
Earnings before income taxes and fixed charges is exclusive of capitalized interest.

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NIKE, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES